Credit Suisse (Bank)Financial Statements6M07

Condensed Consolidated Financial Statements – Unaudited

Consolidated statements of income (unaudited)

in	6M07	6M06

Consolidated statements of income (CHF million)

Interest and dividend income	30,811	23,974

Interest expense	(26,917)	(20,752)

Net interest income	3,894	3,222

Commissions and fees	9,508	8,002

Trading revenues	7,003	4,639

Other revenues	3,185	2,821

Net revenues	23,590	18,684

Provision for credit losses	28	(44)

Compensation and benefits	10,026	7,856

General and administrative expenses	3,198	3,095

Commission expenses	1,141	1,012

Total other operating expenses	4,339	4,107

Total operating expenses	14,365	11,963

Income from continuing operations before taxes, minority interests and extraordinary items	9,197	6,765

Income tax expense	1,631	1,009

Minority interests	2,391	2,162

Income from continuing operations before extraordinary items	5,175	3,594

Extraordinary items, net of tax	0	(24)

Net income	5,175	3,570

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	2Q07	4Q06

Assets (CHF million)

Cash and due from banks	38,096	27,865

Interest-bearing deposits with banks	3,034	3,910

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	339,040	318,572

of which reported at fair value	160,658	–

Securities received as collateral, at fair value	24,053	32,310

Trading assets, at fair value	550,839	449,422

of which encumbered	161,149	141,404

Investment securities	17,416	20,304

of which reported at fair value	17,167	19,560

of which encumbered	7,380	54

Other investments	21,382	20,188

of which reported at fair value	19,650	18,324

Net loans	204,512	190,883

of which reported at fair value	21,154	–

allowance for loan losses	1,123	1,305

Premises and equipment	5,591	5,443

Goodwill	9,958	9,889

Other intangible assets	499	475

of which reported at fair value	217	181

Other assets	176,904	147,503

of which reported at fair value	48,061	11,265

of which encumbered	23,487	26,426

Total assets	1,391,324	1,226,764

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	2Q07	4Q06

Liabilities and shareholder's equity (CHF million)

Due to banks	135,385	104,724

of which reported at fair value	5,580	–

Customer deposits	315,327	280,200

of which reported at fair value	5,875	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	292,027	288,442

of which reported at fair value	137,878	–

Obligation to return securities received as collateral, at fair value	24,053	32,310

Trading liabilities, at fair value	242,625	197,936

Short-term borrowings	21,082	16,287

of which reported at fair value	11,143	2,764

Long-term debt	158,329	144,021

of which reported at fair value	102,087	44,208

Other liabilities	145,919	117,836

of which reported at fair value	24,345	14,916

Minority interests	25,252	18,963

Total liabilities	1,359,999	1,200,719

Common shares	4,400	4,400

Additional paid-in capital	19,680	19,593

Retained earnings	15,905	11,652

Treasury shares, at cost	(5,579)	(6,149)

Accumulated other comprehensive income/(loss)	(3,081)	(3,451)

Total shareholder's equity	31,325	26,045

Total liabilities and shareholder's equity	1,391,324	1,226,764

end of	2Q07	4Q06

Additional share information

Par value (CHF)	100.00	100.00

Issued shares	43,996,652	43,996,652

Shares outstanding	43,996,652	43,996,652

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in shareholder's equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accu- mulated other compre- hensive income	Total share- holders' equity		Number of common shares outstanding	[2]

6M07

Balance at beginning of period	4,400	19,593	11,652	(6,149)		(3,451)	26,045		43,996,652

Net income	–	–	5,175	–		–	5,175		–

Cumulative effect of accounting changes, net of tax	–	–	(680)	–		10	(670)	[3]	–

Other comprehensive income, net of tax	–	–	–	–		360	360		–

Repurchase of treasury shares	–	–	–	(287)		–	(287)		–

Share-based compensation, net of tax	–	(346)	–	857		–	511		–

Dividends on share-based compensation, net of tax	–	122	–	–		–	122		–

Cash dividends paid	–	–	(10)	–		–	(10)		–

Other	–	311	(232)	–		–	79		–

Balance at end of period	4,400	19,680	15,905	(5,579)		(3,081)	31,325		43,996,652

6M06

Balance at beginning of period	4,400	18,770	7,045	(1,895)		(2,532)	25,788		43,996,652

Net income	–	–	3,570	–		–	3,570		–

Cumulative effect of accounting changes, net of tax	–	–	64	–		–	64		–

Other comprehensive income/(loss), net of tax	–	–	–	–		(773)	(773)		–

Repurchase of treasury shares	–	–	–	(3,958)		–	(3,958)		–

Share-based compensation, net of tax	–	(52)	–	341		–	289		–

Dividends on share-based compensation, net of tax	–	(16)	–	–		–	(16)		–

Cash dividends paid	–	–	(2,458)	–		–	(2,458)		–

Balance at end of period	4,400	18,702	8,221	(5,512)		(3,305)	22,506		43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital consists of 43,996,652 registered shares with nominal value of CHF 100.00 per share and is fully paid. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Includes CHF 165 million related to SFAS 157, CHF (832) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from Accumulated other comprehensive income as a result of SFAS 159, all net of tax.

Comprehensive income (unaudited)

in	6M07	6M06

Comprehensive income (CHF million)

Net income	5,175	3,570

Other comprehensive income/(loss), net of tax	360	(773)

Comprehensive income	5,535	2,797

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flow (unaudited)

in	6M07	6M06

Operating activities of continuing operations (CHF million)

Net income	5,175	3,570

Income from continuing operations	5,175	3,570

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	415	548

Provision for credit losses	28	(44)

Deferred tax provision	0	217

Share of net income from equity method investments	(27)	38

Trading assets and liabilities	(39,634)	(15,236)

(Increase)/decrease in accrued interest, fees receivable and other assets	(47,275)	(25,862)

Increase/(decrease) in accrued expenses and other liabilities	34,071	15,894

Other, net	7,883	305

Total adjustments	(44,539)	(24,140)

Net cash provided by/(used in) operating activities of continuing operations	(39,364)	(20,570)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	1,070	301

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(19,738)	2,914

Purchase of investment securities	(28)	(1,105)

Proceeds from sale of investment securities	511	722

Maturities of investment securities	2,473	3,415

Investments in subsidiaries and other investments	(1,604)	(3,800)

Proceeds from sale of other investments	884	928

(Increase)/decrease in loans	(15,783)	(13,323)

Proceeds from sales of loans	285	1,439

Capital expenditures for premises and equipment and other intangible assets	(580)	(797)

Proceeds from sale of premises and equipment and other intangible assets	11	1

Other, net	(40)	301

Net cash provided by/(used in) investing activities of continuing operations	(32,539)	(9,004)

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flow (unaudited) (continued)

in	6M07	6M06

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	67,073	26,637

Increase/(decrease) in short-term borrowings	5,136	1,964

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	2,732	(8,173)

Issuances of long-term debt	38,217	52,615

Repayments of long-term debt	(33,495)	(29,190)

Issuances of trust preferred securities	22	0

Repurchase of treasury shares	(287)	(3,958)

Dividends paid/capital repayments	72	(2,524)

Other, net	2,663	1,147

Net cash provided by/(used in) financing activities of continuing operations	82,133	38,518

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	1	(693)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	10,231	8,251

Cash and due from banks at beginning of period	27,865	19,945

Cash and due from banks at end of period	38,096	28,196

Supplemental cash flow information (unaudited)

in	6M07	6M06

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	952	868

Cash paid for interest	27,155	20,214

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the Condensed Consolidated Financial Statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited Condensed consolidated financial statements of Credit Suisse (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These Condensed consolidated financial statements should be read in conjunction with the US GAAP Consolidated financial statements and notes thereto for the year ended December 31, 2006, included in the Credit Suisse Annual Report 2006. For a description of the Bank’s significant accounting policies, refer to “Note 1 – Summary of significant accounting policies in the Notes to the consolidated financial statements” of the aforementioned Consolidated financial statements.

Certain financial information, which is normally included in annual Consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes have been condensed or omitted. Certain reclassifications have been made to the prior period’s Consolidated financial statements to conform to the current period’s presentation. These Condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the Condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these Condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to “Note 2 – Recently issued accounting standards in the Notes to the consolidated financial statements” in the Credit Suisse Annual Report 2006.

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Bank with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. Statement of Position (SOP) 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Bank with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Bank’s financial condition, results of operations or cash flows. As of January 1, 2006, the Bank increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 155
In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the Consolidated statements of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Bank elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Bank’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Bank’s consolidated liabilities of CHF 33 million.

FIN 48
In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to ”Note 15 – Tax.”

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Bank adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 0.3 billion. The Bank did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Bank to consider its own credit spreads when measuring the fair value of liabilities. The Bank adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Bank reported an increase in opening retained earnings of CHF 165 million, net of tax. For further information on fair values, refer to ”Note 20 – Fair value of financial instruments.”

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Bank adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Bank reported a decrease in opening retained earnings of CHF 832 million, net of tax. For further information on fair values, refer to ”Note 20 – Fair value of financial instruments.”

Standards to be adopted in future periods
FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. This FSP is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. The Bank is currently evaluating the impact of adopting FSP FIN 39-1.

FSP FIN 46(R)-7
In May 2007, the FASB issued FSP No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies” (FSP FIN 46(R)-7). FSP FIN 46(R)-7 addresses the application of FIN 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)), by an entity that accounts for its investments in accordance with the specialized accounting guidance in the AICPA Audit and Accounting Guide Investment Companies (Investment Company Guide). The guidance in FSP FIN 46(R)-7 states that these investments are not subject to consolidation according to the requirements of FIN 46(R). FSP FIN 46(R)-7 follows the transition guidance of SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (SOP 07-1). The Bank is currently evaluating the impact of adopting FSP FIN 46(R)-7.

SOP 07-1
In June 2007, the Accounting Standard Executive Committee (AcSEC) of the AICPA issued SOP 07-1. SOP 07-1 provides guidance on how to determine whether an entity is within the scope of the Investment Company Guide. SOP 07-1 provides further guidance for entities that are investment companies under the SOP and addresses whether the specialized Investment Company accounting should be retained by the parent company in consolidation or by an investor that has the ability to exercise significant influence and applies the equity method of accounting.

SOP 07-1 has additional disclosure requirements for parent companies and equity method investors that have retained Investment Company accounting in the financial statements of the parent or the equity method investor.

SOP 07-1 is effective for fiscal years beginning on or after December 15, 2007 with earlier application permitted. The Bank is currently evaluating the impact of adopting SOP 07-1.

Note 2 Business developments
The Bank had no significant divestitures or acquisitions in 6M07 and 6M06.

Note 3 Segment Results
Overview
The Bank is a global financial services company domiciled in Switzerland. The Bank’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Bank’s reportable segments as follows:

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues and expenses are not reported in the segments. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests.

For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for 6M07 and 6M06 were CHF 543 million and CHF 534 million, respectively. For the same periods net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 1,235 million and CHF 1,097 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2007 and December 31, 2006 were CHF 51.9 billion and CHF 44.9 billion, respectively.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments based on the requirements of the segments and other relevant measures.

Funding
The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding.

Taxes
The Bank’s segments are managed and reported on a pre-tax basis.

Net revenues and income from continuing operations before taxes

in	6M07	6M06

Net revenues (CHF million)

Investment Banking	14,120	10,193

Private Banking	6,719	6,023

Asset Management	1,629	1,431

Adjustments1 2	1,122	1,037

Net revenues	23,590	18,684

Income from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Investment Banking	4,492	2,851

Private Banking	2,820	2,431

Asset Management	556	261

Adjustments1 3	1,329	1,222

Income from continuing operations before taxes, minority interests and extraordinary items	9,197	6,765

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes minority interest-related revenues of CHF 2,353 million in 6M07 and CHF 2,107 million in 6M06, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes minority interest income of CHF 2,268 million in 6M07 and CHF 2,086 million in 6M06, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets

end of	2Q07	4Q06

Total assets (CHF million)

Investment Banking	1,204,397	1,046,557

Private Banking	359,903	340,741

Asset Management	23,929	20,448

Adjustments[1]	(196,905)	(180,982)

Total assets	1,391,324	1,226,764

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Note 4 Net interest income

in	6M07	6M06

Net interest income (CHF million)

Loans	3,779	3,284

Investment securities	361	309

Trading assets	11,867	8,760

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,239	9,370

Other	3,565	2,251

Interest and dividend income	30,811	23,974

Deposits	(7,897)	(5,510)

Short-term borrowings	(478)	(282)

Trading liabilities	(4,787)	(3,493)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(10,266)	(8,686)

Long-term debt	(2,400)	(2,097)

Other	(1,089)	(684)

Interest expense	(26,917)	(20,752)

Net interest income	3,894	3,222

Note 5 Commissions and fees

in	6M07	6M06

Commissions and fees (CHF million)

Lending business	1,288	776

Investment and portfolio management	2,510	2,177

Other securities business	105	78

Fiduciary	2,615	2,255

Underwriting	1,331	1,311

Brokerage	2,704	2,507

Underwriting and brokerage	4,035	3,818

Other customer services	1,570	1,153

Commissions and fees	9,508	8,002

Note 6 Other revenues

in	6M07	6M06

Other revenues (CHF million)

Minority Interests without Significant Economic Interest	2,322	2,040

Loans held-for-sale	(13)	39

Long-lived assets held-for-sale	6	2

Equity method investments	68	72

Other investments	453	435

Other	349	233

Other revenues	3,185	2,821

Note 7 Provision for credit losses

in	6M07	6M06

Provision for credit losses (CHF million)

Allowance for loan losses	38	(43)

Provisions for lending-related and other exposures	(10)	(1)

Provision for credit losses	28	(44)

Note 8 Compensation and benefits

in	6M07	6M06

Compensation and benefits (CHF million)

Salaries and bonuses	8,968	6,929

Social security	550	458

Other	508	469

Compensation and benefits	10,026	7,856

Note 9 General and administrative expenses

in	6M07	6M06

General and administrative expenses (CHF million)

Occupancy expenses	417	406

IT, machinery, etc.	226	238

Provisions and losses	17	(313)

Travel and entertainment	273	301

Professional services	978	1,018

Depreciation of property and equipment	400	394

Amortization and impairment of other intangible assets	15	154

Other	872	897

General and administrative expenses	3,198	3,095

Note 10 Trading assets and liabilities

end of	2Q07	4Q06

Trading assets (CHF million)

Debt securities	238,194	214,076

Equity securities[1]	201,832	148,967

Derivative instruments	78,969	57,744

Other	31,844	28,635

Trading assets	550,839	449,422

Trading liabilities (CHF million)

Short positions	170,117	139,899

Derivative instruments	72,508	58,037

Trading liabilities	242,625	197,936

1 Including convertible bonds.

Note 11 Loans

end of	2Q07	4Q06

Loans (CHF million)

Banks	1,911	554

Commercial	45,092	44,815

Consumer	69,554	68,399

Public authorities	1,046	1,000

Lease financings	2,495	3,361

Switzerland	120,098	118,129

Banks	10,585	8,900

Commercial	60,500	53,317

Consumer	13,305	10,715

Public authorities	1,063	905

Lease financings	123	228

Foreign	85,576	74,065

Gross loans	205,674	192,194

Net (unearned income)/deferred expenses	(39)	(6)

Allowance for loan losses	(1,123)	(1,305)

Net loans	204,512	190,883

Impaired loan portfolio (CHF million)

Gross impaired loans	1,329	1,780

of which with a specific allowance	1,160	1,515

of which without a specific allowance	169	265

in	6M07	6M06

Allowance for loan losses (CHF million)

Balance at beginning of period	1,305	1,965

Change in accounting	(61)	0

Change in scope of consolidation	(92)	0

Net additions charged to statements of income	38	(43)

Gross write-offs	(108)	(442)

Recoveries	38	63

Net write-offs	(70)	(379)

Provisions for interest	0	30

Foreign currency translation impact and other adjustments, net	3	(37)

Balance at end of period	1,123	1,536

of which a specific allowance	730	1,206

of which an inherent credit loss allowance	393	330

Note 12 Other assets and liabilities

end of	2Q07	4Q06

Other assets (CHF million)

Cash collateral on derivative instruments	19,349	14,917

Derivative instruments used for hedging	1,189	1,648

Brokerage receivables	67,555	49,242

Assets held-for-sale	55,791	53,346

of which loans	55,560	53,178

of which real estate	231	168

Interest and fees receivable	10,397	8,657

Deferred tax assets	5,104	4,835

Prepaid expenses	629	452

Other	16,890	14,406

Other assets	176,904	147,503

Other liabilities (CHF million)

Cash collateral on derivative instruments	34,918	24,038

Derivative instruments used for hedging	229	959

Brokerage payables	50,879	33,196

Provisions[1]	1,811	2,050

Restructuring liabilities	2	2

Interest and fees payable	27,048	29,195

Current and deferred tax liabilities	4,180	3,351

Other	26,852	25,045

Other liabilities	145,919	117,836

1 Includes provisions for off-balance sheet risk of CHF 56 million and CHF 138 million in 2Q07 and 4Q06, respectively.

Note 13 Long-term debt

end of	2Q07	4Q06

Long-term debt (CHF million)

Senior	138,668	127,367

Subordinated	19,661	16,654

Long-term debt	158,329	144,021

Note 14 Accumulated other comprehensive income

	Gains/(losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumul- ated other comprehen- sive income

6M07

Balance at beginning of period	(1)	(2,811)	106	0	(754)	9	(3,451)

Increase/(decrease)	10	311	9	0	0	0	330

Reclassification adjustments, included in net income	(1)	0	3	0	28	0	30

Adoption of SFAS 159, net of tax	6	0	4	0	0	0	10

Balance at end of period	14	(2,500)	122	0	(726)	9	(3,081)

6M06

Balance at beginning of period	35	(2,082)	55	(540)	0	0	(2,532)

Increase/(decrease)	(34)	(757)	21	(1)	0	0	(771)

Reclassification adjustments, included in net income	(2)	(1)	1	0	0	0	(2)

Balance at end of period	(1)	(2,840)	77	(541)	0	0	(3,305)

Note 15 Tax
The Bank adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits, as of January 1, 2007, was CHF 1,475 million.

Included in the January 1, 2007 balance were tax positions of CHF 16 million, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. On January 1, 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,402 million.

The Bank continues to recognize interest and penalties accrued relating to unrecognized tax benefits as current income taxes in income tax expense. Approximately CHF 298 million was accrued as of January 1, 2007 for the payment of interest and penalties, net of any tax benefit associated with the payment of these amounts.

The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the United States (US), the United Kingdom (UK) and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the adoption date of January 1, 2007. However, quantification of an estimate of the range of the reasonable possible change in unrecognized tax benefits cannot be made at this time.

The Bank remains open to examination from either federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the UK –1997; and the US – 1993.

Note 16 Employee share-based compensation and other benefits
Share-based compensation
The Bank’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. All share-based compensation is delivered to employees in the form of Credit Suisse Group shares. For further information on share-based compensation plans and the related fair value assumptions, refer to ”Note 22 – Employee share-based compensation and other benefits in the Notes to the consolidated financial statements” in the Credit Suisse Annual Report 2006.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the Consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the Consolidated statements of income in compensation and benefits was CHF 1,208 million and CHF 790 million in the first six months of 2007 and 2006, respectively. As of June 30, 2007, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 2,895 million will be recognized over the remaining weighted-average requisite service period of 1.8 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. Through June 30, 2007, the Group delivered approximately 20.2 million shares to employees. The Group expects to repurchase approximately 28 million shares during 2007 in connection with its share-based compensation.

Credit Suisse Incentive Share Unit
In January 2007, as part of the 2006 remuneration process, the Bank aligned its share-based compensation plans and introduced ISUs. Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

On January 23, 2007, the Bank granted 26.2 million ISUs. The compensation expense recognized during the first six months of 2007 related to ISUs was CHF 544 million. The estimated unrecognized compensation expense related to ISUs as of June 30, 2007, was CHF 1,783 million and will be recognized over a period of three years, subject to the early retirement rules. None of the ISUs were vested as of June 30, 2007.

Incentive Share Unit activities

in 6M07	ISU

Number of share awards (million)

Balance at beginning of period	0.0

Granted	26.2

Settled	(0.1)

Forfeited	(0.5)

Balance at end of period	25.6

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Bank granted Performance Incentive Plan (PIP) units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Bank, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized during the first six months of 2007 related to PIP I and PIP II was CHF 235 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of June 30, 2007, was CHF 430 million. None of the PIP units were deliverable as of June 30, 2007.

Performance Incentive Plan activities

in 6M07	PIP II	PIP I

Number of share awards (million)

Balance at beginning of period	5.9	12.0

Granted	0.0	0.0

Settled	0.0	0.0

Forfeited	0.0	0.0

Balance at end of period	5.9	12.0

of which vested	1.4	5.1

of which unvested	4.5	6.9

Shares
In addition to the PIP, the Bank’s share-based compensation in prior years has included three different types of share awards: phantom shares; longevity premium awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Bank, restrictive covenants and cancellation provisions and generally vest between zero and three years.

The compensation expense recognized in the first six months of 2007 related to shares awarded under phantom share, LPA and special awards was CHF 429 million. The estimated unrecognized compensation expense related to these awards as of June 30, 2007 was CHF 682 million.

Share options
Options were a substantial component of the Bank’s share-based program prior to 2004. The Bank has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Note 17 Pension
The calculation of the expected contribution for 2007 was revised, resulting in an increase in anticipated contributions. As of June 30, 2007, CHF 361 million of contributions have been made, including approximately CHF 340 million as a special contribution. The Bank expects to contribute CHF 15 million to the defined benefit plans and to other post-retirement defined benefit plans during the remainder of the year.

in	6M07	6M06

Total pension costs (CHF million)

Service costs on benefit obligation	26	28

Interest costs on benefit obligation	80	68

Expected return on plan assets	(80)	(69)

Amortization of unrecognized transition obligation/(asset)	0	(1)

Amortization of prior service cost	0	0

Amortization of unrecognized (gains)/losses	42	40

Net periodic pension costs	68	66

Settlement (gains)/losses	0	(5)

Curtailment (gains)/losses	0	(9)

Total pension costs	68	52

Note 18 Guarantees and commitments
Guarantees

	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

end of 2Q07 (CHF million)

Credit guarantees and similar instruments	10,291	8,547		12	5,353

Performance guarantees and similar instruments	12,723	10,729		150	3,803

Securities lending indemnifications	47,372	47,372		0	47,372

Derivatives	939,553	939,553		10,724	–	[2]

Other guarantees	4,104	4,104		0	1,466

Total guarantees	1,014,043	1,010,305		10,886	57,994

end of 4Q06 (CHF million)

Credit guarantees and similar instruments	9,850	7,450		8	4,581

Performance guarantees and similar instruments	10,893	9,687		162	3,069

Securities lending indemnifications	36,834	36,834		0	36,834

Derivatives	670,526	670,526		4,828	–	[2]

Other guarantees	3,326	3,326		0	1,356

Total guarantees	731,429	727,823		4,998	45,840

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Bank are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees. For a detailed description of guarantees, refer to ”Note 26 – Guarantees and commitments in the Notes to the consolidated financial statements” in the Credit Suisse Annual Report 2006.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees in the table above. The Bank believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Bank has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Bank sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Bank closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Bank’s Consolidated financial statements.

Other indemnifications
The Bank provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Bank typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Bank may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Bank does not expect any potential liabilities in respect of tax gross-ups to be material.

The Bank is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Bank has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

	Total gross amount	Total net amount	[1]	Collateral received

end of 2Q07 (CHF million)

Irrevocable commitments under documentary credits	5,525	4,865		2,421

Loan commitments	249,615	248,726		167,589

Forward reverse repurchase agreements	15,786	15,786		15,786

Other commitments	5,901	5,901		180

Total other commitments	276,827	275,278		185,976

end of 4Q06 (CHF million)

Irrevocable commitments under documentary credits	5,346	4,965		2,705

Loan commitments	225,537	224,225		132,452

Forward reverse repurchase agreements	5,697	5,697		5,697

Other commitments	4,847	4,847		112

Total other commitments	241,427	239,734		140,966

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Bank are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments. For a detailed description of off-balance sheet commitments, refer to ”Note 26 – Guarantees and commitments in the Notes to the consolidated financial statements” in the Credit Suisse Annual Report 2006.

Note 19 Variable interest entities
FIN 46(R) requires the Bank to consolidate all variable interest entities (VIE) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Bank consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Bank engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Bank may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Bank in the event of a default, except where a guarantee was provided to the investors or where the Bank is the counterparty to a derivative transaction involving VIEs.

As of June 30, 2007, the Bank consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). Net income was unaffected, as offsetting minority interests were recorded in the Consolidated statements of income.

The Bank’s involvement with VIEs may be broadly grouped into three primary categories: collateralized debt obligations (CDO), commercial paper (CP) conduits and financial intermediation. For further information on the Bank’s policy on consolidation of VIEs and the nature of the Bank’s involvement with these entities, refer to “Note 1 – Summary of significant accounting policies, Note 2 – Recently issued accounting standards and Note 27 – Transfers and servicing of financial assets in the Notes to the consolidated financial statements” in the Credit Suisse Annual Report 2006.

end of	2Q07	4Q06

Total assets of consolidated VIEs (CHF million)

Collateralized debt obligations	8,196	6,538

Commercial paper conduits	1	1

Financial intermediation	15,590	15,186

Total assets of consolidated VIEs	23,787	21,725

Total assets of non-consolidated VIEs (CHF million)

Collateralized debt obligations	20,791	15,636

Commercial paper conduits	9,616	7,038

Financial intermediation	81,764	90,584

Total assets of non-consolidated VIEs	112,171	113,258

Collateralized debt obligations
As part of its structured finance business, the Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.
The Bank has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Bank of approximately CHF 8.2 billion and CHF 6.5 billion of assets and liabilities of these VIEs as of June 30, 2007 and December 31, 2006, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Bank in the event of default.

The Bank also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Bank is not the primary beneficiary. The Bank’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Bank’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 2.9 billion and CHF 1.7 billion as of June 30, 2007 and December 31, 2006, respectively.

Commercial paper conduits
The Bank continues to act as the administrator and provider of liquidity and credit enhancement facilities for several CP conduits. The Bank does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. The Bank’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of June 30, 2007, the Bank’s maximum loss exposure to non-consolidated CP conduits was CHF 15.5 billion, which consisted of CHF 9.5 billion of funded assets and the CP conduits’ commitments to purchase CHF 6.0 billion of additional assets. As of December 31, 2006, the Bank’s maximum loss exposure was CHF 12.5 billion.

The Bank believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions, but the Bank may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Bank may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Bank also own securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Bank’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 18.6 billion and CHF 19.1 billion as of June 30, 2007 and December 31, 2006, respectively, which represents the notional amount of any guarantees from the Bank and the fair value of all other Bank interests held, rather than the amount of total assets of the VIEs. Further, the Bank considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Bank’s risk mitigation efforts, including hedging strategies, and the risk of loss that is retained by investors.

Note 20 Fair value of financial instruments
The fair value of the majority of the Bank’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain over-the-counter (OTC) derivative instruments, most CDOs, most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Bank holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain mortgage-backed and asset-backed securities, non-traded equity securities and private equity and other long-term investments. Valuation techniques for certain of these instruments are described in greater detail below.

The Bank has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). That is, for instruments for which there was an inability to achieve hedge accounting and we are economically hedged, we have elected the fair value option for the instrument where we were unable to achieve SFAS 133 hedge accounting. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management accounting to our financial reporting.

Fair value hierarchy
Financial instruments recorded in the Bank’s Consolidated balance sheets at fair value have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157 (the fair value hierarchy).

The levels of the fair value hierarchy are defined as follows in SFAS 157:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Bank’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Bank’s own data. The Bank’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

The Bank records net open positions at bid prices if long, or at ask prices if short, unless the Bank is a market maker in such positions in which case mid pricing is utilized. Fair value measurements are not adjusted for transaction costs.

Prior to January 1, 2007, net costs of originating or acquiring mortgage loans held-for-sale were recognized as part of the initial loan carrying value, with any subsequent change in fair value being recognized as a component of trading revenues. For such loans where the fair value option has been elected, net costs are now recognized on a gross basis as fee income and/or expense.

Quantitative disclosures of fair values
Fair value of assets and liabilities measured at fair value on a recurring basis

end of 6M07	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobser- vable inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	160,658	0	0		160,658

Securities received as collateral	21,644	2,409	0	0		24,053

Trading assets	275,694	504,897	46,771	(276,523)		550,839

Investment securities	15,879	1,288	0	0		17,167

Other investments	592	3,136	15,922	0		19,650

Loans	0	20,570	584	0		21,154

Other intangible assets	0	217	0	0		217

Other assets	2,980	44,419	709	(47)		48,061

Total assets at fair value	316,789	737,594	63,986	(276,570)		841,799

Liabilities (CHF million)

Due to banks	0	5,580	0	0		5,580

Customer deposits	0	5,875	0	0		5,875

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	137,878	0	0		137,878

Obligations to return securities received as collateral	21,644	2,409	0	0		24,053

Trading liabilities	156,081	348,832	14,270	(276,558)		242,625

Short-term borrowings	0	10,639	504	0		11,143

Long-term debt	0	69,862	32,225	0		102,087

Other liabilities	0	24,357	0	(12)		24,345

Total liabilities at fair value	177,725	605,432	46,999	(276,570)		553,586

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurringbasis using significant unobservable inputs (level 3)

6M07	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	192	14,722	10,701		25,615

Net gains/(losses) (realized/unrealized) included in net income	1,004	2,500	1,441		4,945

Purchases, sales, issuances and settlements	1,919	(1,232)	11,056		11,743

Transfers in and/or out of level 3	1,965	(68)	5,708		7,605

Balance at end of period	5,080	15,922	28,906		49,908

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[1]	27,939

Net (gains)/losses (realized/unrealized) included in net income	–	–	265		265

Purchases, sales, issuances and settlements	–	–	8,943		8,943

Transfers in and/or out of level 3	–	–	(4,226)		(4,226)

Balance at end of period	–	–	32,921	[1]	32,921

1 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurringbasis using significant unobservable inputs (level 3)

in 6M07	Trading revenues	Other revenues

Gains and losses of assets and liabilities (CHF million)

Net gains/(losses) included in net income for the period	2,370	2,310

Changes in unrealized gains or losses relating to assets and liabilities still held as of the reporting date	1,037	779

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

We employ various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Qualitative disclosures of valuation techniques
Trading assets and trading liabilities
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial papers, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Trading securities
The Bank’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, residential and commercial mortgage-backed securities and other asset-backed securities and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models to calculate the internal rate of return of the estimated cash flows.

The majority of the Bank’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

Derivatives
Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. The fair values of OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize. Valuations for traded residential mortgage loans are based on pricing factors specific to loan level attributes, such as loan-to-value ratios, current balance and liens. In addition, current written offers or contract prices are considered in the valuation process.

Investment securities
Investment securities recorded at fair value include debt and equity securities. These debt and equity securities are quoted in active or inactive markets. These instruments include government and corporate bonds.

Other investments
The Bank’s other investments include hybrid instruments, private equity and other alternative capital investments.
Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based upon quotes with appropriate adjustments for liquidity or trading restrictions. Private securities are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses.

Internally-managed funds include partnerships and related direct investments for which the Bank acts as the fund’s advisor and makes investment decisions. Internally-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally-managed fund of funds partnerships is based on the valuation received from the underlying fund manager and is reviewed by us. The fair value of investments in other internally-managed funds is based on the Bank’s valuation. Balances for internally-managed funds also include amounts relating to the consolidation of private equity funds under EITF 04-5 and FIN 46(R). A substantial portion of the investments held by the private equity funds consolidated primarily under EITF 04-5 and FIN 46(R) is reflected in level 3. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and is reviewed by us.

Loans
The Bank’s loans include consumer, mortgage, corporate and emerging market loans. The fair value of the corporate and emerging market loans within the Investment Banking segment is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using implied credit spreads derived from credit default swaps for the specific borrower. Where credit default swaps for a particular borrower are not available, a matrix of similar entity implied credit spreads from credit default swaps is constructed to derive an implied credit spread for that particular borrower. Alternatively, fair value is determined utilizing unobservable inputs and a discounted cash flow analysis. Consumer, mortgage and corporate loans within the Private Banking segment are not held at fair value.

Short-term borrowings and long-term debt
The Bank’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of these debt instruments is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using yield curves for similar maturities, taking into consideration the impact of the Bank’s own credit spread on these instruments.

Other assets and other liabilities
The Bank’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)” (SFAS 140). The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis or on an “as-if” securitized basis depending on the principal market in which the loans will be transacted. Whole-loan valuations are calculated using yield curves for similar maturities for similar loans using discounted cash flow analyses. “As-if” securitized loans valuations are calculated using inputs consistent with similar securitized loans with quoted prices. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

Fair value option
Upon adoption of SFAS 159, the Bank elected fair value for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Bank has elected to account for structured resale agreements and most matched book resale agreements held as of January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Bank did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments
The Bank has elected to account for certain equity method investments held as of January 1, 2007 and certain of those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Bank’s ownership interest in certain clearance organizations, which were eligible for the fair value option, were not elected due to the strategic relationship.

Net loans
The Bank has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans (of which both types are considered foreign loans) held as of January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that currently exists due to the economic hedging the Bank employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Bank elected not to account for loans granted by its Private Banking segment at fair value, including domestic consumer lending, mortgages, corporate loans, etc., as these loans are not managed on a fair value basis.

Other assets
The Bank did not elect the fair value option for loans held-for-sale as of January 1, 2007 as the current carrying values are deemed appropriate. The Bank elected the fair value option for new loans entered into subsequent to January 1, 2007 due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Bank did not elect the fair value option for such assets existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Bank’s Consolidated financial statements. The fair value option was elected for these types of transactions entered into after January 1, 2007.

Due to banks
The Bank elected the fair value option for certain time deposits associated with its emerging markets activities entered into after January 1, 2007.
Customer deposits
The Bank’s customer deposits include fund-linked deposits. The Bank elected the fair value option for these fund-linked deposits as of January 1, 2007 and those entered into after January 1, 2007. Fund-linked products are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Bank has elected to account for structured repurchase agreements and most matched book repurchase agreements held as of January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Bank did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Short-term borrowings
The Bank’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Bank elected the fair value option for some of these instruments as of January 1, 2006 in accordance with the provisions of SFAS 155. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value in accordance with SFAS 155. Some hybrid debt instruments do not result in bifurcatable debt instruments. The adoption of SFAS 159 permits the Bank to elect fair value accounting for non-bifurcatable hybrid debt instruments (and bifurcatable non-financial debt instruments). With the exception of certain bifurcatable hybrid debt instruments which the Bank did not elect to account for at fair value upon adoption of SFAS 155, the Bank has elected to account for all hybrid debt instruments held as of January 1, 2007 and hybrid debt instruments originated after January 1, 2007 at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Bank’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis; thus, fair value accounting is not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.

Long-term debt
The Bank’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Bank’s long-term debt also includes debt issuances managed by its central Treasury department that do not contain derivative features (vanilla debt). The Bank actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Bank has availed itself of the simplification objective of the fair value option to elect fair value for this fixed-rate debt and will no longer be required to maintain hedging documentation to achieve a similar financial reporting outcome.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Bank did not elect the fair value option for such liabilities existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Bank’s Consolidated financial statements. The Bank did elect the fair value option for these types of transactions entered into after January 1, 2007.

Cumulative effect adjustment to opening retained earnings due to adoption of fair value option

as of January 1, 2007	Carrying value prior to adoption	Net gains/ (losses)	Fair value after adoption

Balance sheet items (CHF million)

Other investments	34	1	35

Loans	13,694	78	13,772

Other assets	1,313	2	1,315

Due to banks and customer deposits	(229)	(21)	(250)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, net	(43,102)	(5)	(43,107)

Short-term borrowings	(2,543)	1	(2,542)

Long-term debt	(48,637)	(1,026)	(49,663)

Other liabilities	(211)	(286)	(497)

Minority interests		42

Pre-tax cumulative effect of adoption of the fair value option		(1,214)

Deferred taxes		382

Cumulative effect of adoption of the fair value option (charge to retained earnings)		(832)

Gains and losses on financial instruments

in 6M07	Net gains/(losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	7,112	[1]

Trading loans	106	[1]

of which related to credit risk	21

Other investments	33	[2]

Loans	593	[1]

of which related to credit risk	(26)

Other assets	825	[1]

of which related to credit risk	123

Due to banks and customer deposits	(79)	[1]

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,018)	[1]

Short-term borrowings	(232)	[1]

Long-term debt	(2,691)	[2]

of which related to credit risk	(108)

Other liabilities	(5)	[2]

of which related to credit risk	(5)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the Consolidated statements of income depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, interest is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.

The impacts of credit risk on debt securities held as assets presented in the table above have been calculated as the component of the total change in fair value excluding the impact of changes in base or risk-free interest rates. The impacts of changes in own credit risk on liabilities presented in the table above have been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in our own credit spreads from the transition date to the reporting date.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

end of 6M07	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million) [1]

Non-accrual loans	147	395	(248)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,658	160,516	142

Loans	21,154	20,988	166

Other assets	33,425	33,993	(568)

Due to banks and customer deposits	(6,230)	(6,237)	7

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(137,878)	(137,668)	(210)

Short-term borrowings	(11,143)	(11,242)	99

Long-term debt	(102,087)	(97,946)	(4,141)

Other liabilities	(5,739)	(5,915)	176

1 There were no non-performing loans 90 days or more past due which were carried at fair value.

Note 21 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Bank has litigation reserves for private litigation involving Enron, certain initial public offering (IPO) allocation practices, research analyst independence and other related litigation of CHF 1.2 billion (USD 1.0 billion) as of June 30, 2007, after deductions for settlements.

The Bank is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the Consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Bank’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse and subsidiaries (the “Bank”) as of June 30, 2007, and the related condensed consolidated statements of income, changes in shareholder's equity, comprehensive income and cash flow for the six-month periods ended June 30, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Bank's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2006, and the related consolidated statements of income, changes in shareholder's equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Auditor in charge

Zurich, Switzerland
July 31, 2007